

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2021

Sheila Anderson
Chief Financial Officer
DAKTRONICS INC /SD/
201 Daktronics Drive
Brookings, SD 57006

 Re: DAKTRONICS INC /SD/
 Form 10-K for Fiscal Year Ended May 2, 2020
 Filed June 12, 2020
 Form 10-Q for Quarterly Period Ended October 31, 2020
 Filed December 3, 2020
 File No. 1-38747

Dear Ms. Anderson:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing